November 1, 2026

JPMorgan Trust II

277 Park Avenue

New York, NY 10172

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, expenses related to trustee elections and extraordinary expenses not incurred in the ordinary course of a Fund’s business. In addition, the Funds may invest in one or more money market funds advised by the J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). The JPMorgan Service Providers as a Fund’s adviser, shareholder servicing agent and/or administrator hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on such Fund’s investment in such money market funds. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filings their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc. /s/ Matthew J. Kamburowski
By: Matthew J. Kamburowski

Accepted by: JPMorgan Trust II /s/ Timothy J. Clemens
By: Timothy J. Clemens

[1]	In calculating the interest expense on short sales for purposes of this exclusion, each Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

JPMTII Fee Waiver Agreement

Page II

SCHEDULE A

FUND NAME	Class A	Class C	Class I	Class L	Class R2	Class R3	Class R4	Class R5	Class R6
JPMorgan Equity Index Fund[1]	0.45%		0.20%						0.045%
JPMorgan Investor Growth Fund[1]	0.55%
JPMorgan Investor Growth & Income Fund[1]	0.55%
JPMorgan Large Cap Growth Fund[1]	0.94%	1.44%	0.69%		1.19%	0.94%	0.69%	0.54%	0.44%
JPMorgan Large Cap Value Fund[1]	0.93%	1.44%	0.69%		1.19%	0.94%	0.69%	0.54%	0.44%
JPMorgan Mid Cap Growth Fund[1]	1.04%	1.54%	0.79%		1.35%	1.10%	0.85%	0.70%	0.60%
JPMorgan Small Cap Growth Fund[1]	1.14%	1.64%	0.89%		1.40%	1.15%	0.90%	0.75%	0.65%
JPMorgan Small Cap Value Fund[1]	1.14%	1.64%	0.89%		1.40%	1.15%	0.90%	0.75%	0.65%
JPMorgan SMID Cap Equity Fund[1]	1.09%	1.59%	0.84%			1.09%	0.84%		0.59%

[1]	Expense limitation is in place until at least 10/31/27.